PRESS RELEASE

TASEKO MINES LIMITED ANNOUNCES US$150 MILLION BOUGHT DEAL FINANCING

The Base Shelf Prospectus is accessible, and the prospectus supplement will be accessible within two business days, through SEDAR+

Vancouver, BC (October 15, 2025) Taseko Mines Limited (TSX: TKO; NYSE: TGB; LSE: TKO) (“Taseko Mines”, “Taseko” or the “Company”) has announced today that it has entered into an agreement with BMO Capital Markets and Canaccord Genuity Corp., as co-lead managers, and National Bank Financial Inc., each as joint bookrunners, on behalf of a syndicate of underwriters (the “Underwriters”), pursuant to which the underwriters have agreed to purchase on “bought deal” basis 37,100,000 common shares (the “Common Shares”), at a price of US$4.05 per Common Share for gross proceeds of US$150,255,000 (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any (the “Over-Allotment Option”).

The Company intends to use the net proceeds of the Offering to repay outstanding indebtedness under the Company's revolving credit facility and for general corporate and working capital purposes.

The Offering is expected to close on or about October 22, 2025, subject to certain customary closing conditions, including the receipt of all necessary approvals of the Toronto Stock Exchange and the NYSE American.

In connection with the Offering, the Company will file a prospectus supplement to its short form base shelf prospectus dated June 30, 2025 (the "Base Shelf Prospectus"). The prospectus supplement will be filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec and Nunavut, as well as with the U.S. Securities and Exchange Commission (SEC) as part of an effective registration statement on Form F-10 under the U.S./Canada Multijurisdictional Disclosure System (the "Registration Statement").

The Base Shelf Prospectus and Registration Statement are, and the prospectus supplements will be, accessible on Taseko's issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of the Base Shelf Prospectus, Registration Statement and prospectus supplements relating to the Offering, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. ("BMO Capital Markets"), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Before investing, prospective investors should read the Base Shelf Prospectus, the prospectus supplements, when available, the Registration Statement and the documents incorporated by reference therein.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

For further information on Taseko, contact:

  Investor enquiries Brian Bergot, Vice President, Investor Relations - 778-373-4554

Stuart McDonald

President and CEO

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). The use of any of the words "expect", "plan", "update" and similar expressions are intended to identify forward-looking information or statements. These statements include, but are not limited to, expectations about the likelihood of completion of the Offering, the amount of funds to be raised, the intended use of proceeds of the Offering, the anticipated closing date of the Offering and the ability of the Company to secure the required stock exchange acceptances and satisfy other applicable closing conditions for the Offering. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  For further information on Taseko and the assumptions and risks related to Taseko's business and forward looking statements, investors should review the Company's annual information form, annual MD&A and audited financial statements filed by the Company under Canadian securities laws at www.sedarplus.ca and included in the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov, together with the prospectus supplements and other continuous disclosure filings made by the Company that have been filed at www.sedarplus.ca and www.sec.gov and incorporated by reference into the prospectus supplements.

No regulatory authority has approved or disapproved of the information contained in this news release.